UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission file number 001-34886

Elster Group SE

(Translation of Registrant’s Name into English)

Frankenstrasse 362

45133 Essen

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the invitation to the annual general meeting 2012 of Elster Group SE dated April 11, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Simon Beresford-Wylie
Name:	Simon Beresford-Wylie
Title:	Managing Director and CEO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: April 11, 2012

We herewith invite our shareholders to the Annual General Meeting of Elster Group SE which will be held at Philharmonie Essen Saalbau, Huyssenallee 53, 45128 Essen, Germany, on Wednesday, May 23, 2012, starting at 10.00 a.m. CEST.

Agenda

1.	Presentation of the adopted annual financial statements together with the management analysis of Elster Group SE and the approved US GAAP consolidated financial statements of Elster Group SE as of December 31, 2011 as well as the report of the Administrative Board for the financial year 2011

The afore-mentioned documents are available for download on the Company’s webpage under http://investors.elster.com from the date on which the Annual General Meeting is called and will also be available for review by shareholders during the Annual General Meeting.

According to Art. 53 of EC Regulation 2157/2001 dated October 8, 2001 regarding the Statute of the European Company (SE) (SE-Verordnung – SE-VO), Sec. 22 Para. 6 of the German Act Implementing the EC Regulation regarding the Statute of the European Company (SE) (SE-Ausführungsgesetz – SEAG) and Sections 172, 173 of the German Stock Corporation Act (Aktiengesetz – AktG) no resolution needs to be adopted with respect to this agenda item, since the Administrative Board has already approved the US GAAP consolidated financial statements and the annual financial statements of Elster Group SE as of December 31, 2011 in its meetings on February 21, 2012 and March 26, 2012 pursuant to Sec. 172 Sent. 1 AktG and the annual financial statements have thus been adopted. A resolution of the Administrative Board pursuant to Sec. 173 Para. 1 AktG, according to which the annual financial statements shall be approved by the Annual General Meeting, has not been passed. Therefore, the adopted annual financial statements together with the management analysis and the approved consolidated financial statements are presented to the Annual General Meeting in accordance with Sec. 175 Para. 1 AktG.

Moreover, no resolution of the Annual General Meeting regarding the report of the Administrative Board which has to prepared pursuant to Sec. 171 Para. 2 Sent. 1 AktG is legally required.

2.	Resolution on the appropriation of the net profit of Elster Group SE

The Administrative Board recommends that the net profit (Bilanzgewinn) as per December 31, 2011 in the amount of EUR 49,358,656.89 shall be appropriated as follows:

Amount to be paid to shareholders:	EUR 0.00

Amount to be transferred to other profit
reserves (andere Gewinnrücklagen):	EUR 49,358,656.89

Amount to be carried forward to new
account (Gewinnvortrag):	EUR 0.00

Net Profit (Bilanzgewinn)	EUR 49,358,656.89

3.	Resolution on the ratification of the acts of the members of the Administrative Board in the financial year 2011

The Administrative Board proposes that the acts of members of the Administrative Board who were in office during the financial year 2011 be ratified for that period.

4.	Resolution on the ratification of the acts of the Managing Directors in the financial year 2011

The Administrative Board proposes that the acts of the Managing Directors who were in office during the financial year 2011 be ratified for that period.

5.	Resolution on the appointment of the auditor for the annual financial statements and the consolidated financial statements for the financial year 2012 as well as for the review of the Company’s quarterly reports.

Following the recommendation of the Audit and Compliance Committee, the Administrative Board recommends that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, be appointed as the auditor for the audit of the Company’s annual financial statements and consolidated financial statements for the financial year 2012 and for the review of the Company’s quarterly reports.

6.	Resolution on the election of a new member of the Administrative Board

According to Sec. 7.1 of the Company’s Articles of Association, the Administrative Board shall have a minimum of five and a maximum of ten members who are appointed by the Shareholders’ Meeting. According to Sec. 7.2 of the Articles of Association, board members who do not serve as Managing Directors of the Company shall at all times constitute a majority of the Administrative Board. Currently, the Administrative Board has nine members, of whom one member also serves as Managing Director of the Company. According to Sec. 24 Para. 1 SEAG and Sec. 7.1 of the Articles of Association, the Administrative Board exclusively comprises shareholder representatives.

The following proposal on the election of a new member of the Administrative Board is based on the recommendation of the Nomination and Corporate Governance Committee. The Annual General Meeting is not bound by election proposals.

The Administrative Board proposes to elect

Rainer Beaujean, Managing Director and Chief Financial Officer of Elster Group SE, Essen, resident in Meerbusch, Germany, as additional member of the Administrative Board with effect as of the end of this Annual General Meeting and until the end of the Annual General Meeting which resolves on the ratification of the acts of the members of the Administrative Board for the financial year 2012.

Information regarding memberships in statutory supervisory boards in terms of Art. 54 Para. Art.2 SE-VO in connection with Sec. 125 Para. 1 Sent. 5 AktG: Elster GmbH, Mainz-Kastel.

7.	Resolution on the approval of the system for the remuneration of the Managing Directors (Say-on-Pay vote)

Pursuant to Art. 52 Sent. 2 SE-VO in connection with Sec. 120 Para. 4 AktG, the shareholders’ meeting of a listed company may resolve on the approval of the system for the remuneration of the Managing Directors.

The remuneration system for the Managing Directors of Elster Group SE which is currently in place is described in detail in the compensation report which forms part of both the management’s analysis and the Corporate Governance Report of Elster Group SE for the financial year 2011 and which is available for download on the Company’s webpage under http://investors.elster.com as well as in the Company’s annual report for the financial year 2011 which has been filed with the U.S. Securities and Exchange Commission (SEC) on form 20-F and which is also available for download from the Company’s webpage under http://investors.elster.com.

The Administrative Board proposes to approve the remuneration system for the Managing Directors of Elster Group SE which is in place since beginning of the financial year 2011.

8.	Resolution on the amendment of the Articles of Association regarding the appropriation of profits

In Sec. 22 ("Reserves") the Articles of Association contain a provision, according to which the Administrative Board is entitled to allocate up to half of the Company’s annual profit (Jahresüberschuss) remaining after the deduction of the amounts to be allocated to the legal reserves (gesetzliche Rücklage) and any losses carried forward, to other profit reserves (andere Gewinnrücklagen), provided that following such allocation the other profit reserves will not exceed half the Company’s share capital.

With view to the Company’s capital structure and the fact that the other profit reserves are already endowed to a substantial extent, no significant scope of application remains for Sec. 22 of the Articles of Association in the foreseeable future. Thus, for the sake of an adjustment of the Articles of Association, Sec. 22 shall be cancelled.

The Administrative Board proposes to resolve:

“Sec. 22 of the Articles of Association shall be cancelled without substitution.

The numbering of the following Sections of the Articles of Association shall be amended as follows:

Sec. 23 becomes Sec. 22 and Sec. 24 becomes Sec. 23.”

Further information and details

Total number of shares and voting rights

At the time of convening the Annual General Meeting, the Company’s share capital amounts to EUR 28,220,041.00 and is divided into 28,220,041 ordinary registered shares with a nominal value of EUR 1.00 per ordinary share, each of which carries one vote. Thus, at the time of the Annual General Meeting, the total number of voting rights also amounts to 28,220,041.

The Company does currently not hold own shares.

Conditions for attending the Annual General Meeting and for exercising voting rights

Only those shareholders are entitled to attend the Annual General Meeting and to exercise their voting rights who are registered as shareholders in the Company’s share register on the day of the Annual General Meeting and who have notified the Company of their intention to attend the Annual General Meeting so that notification is received by the Company at the latest by 12:00 p.m. (midnight) CEST on May 16, 2012 (closing date of the notification period).

Shareholders who are listed as shareholders in the share register can submit their notification of attendance in the German or English language:

a) by post to:

Elster Group SE
c/o Haubrok Corporate Events GmbH
Landshuter Allee 10
80637 Munich
Germany

b) by fax at the number

fax no. +49 (0)89 / 210 27 288

c) by email to

anmeldung@haubrok-ce.de

Further information on the attendance notification procedure is provided on the attendance notification form mailed to shareholders together with the Notice of the Annual General Meeting.

Only shareholders entitled to attend the Annual General Meeting and authorized proxies will receive admission tickets. Unlike the notification, however, the admission ticket is not a condition for attending the Annual General Meeting; it only simplifies procedures at the entrance desks for granting access to the Annual General Meeting.

Holders of American Depositary Shares (ADS) are not treated as one of the Company’s shareholders and ADS holders will not have shareholder rights. The depositary, Deutsche Bank Trust Company Americas, 60 Wall Street – MS YC60-2727, ADR Dept. 27th Floor, New York, NY 10005, USA (DBTCA), is the holder of the ordinary shares underlying the ADS. However, ADS holders have ADS holder rights. ADS holders may request information regarding ADS holder rights from DBTCA.

Free disposability of shares

A shareholder’s notification of attendance to the Annual General Meeting will not result in a blocking of the shares, i.e. even after having registered for attendance shareholders remain free to dispose of their shares. The right to vote and attend is based on the number of shares evidenced by entry in the Company’s share register as of the date of the Annual General Meeting. This number will correspond to the number of shares registered at the end of the closing date of the notification period, since applications for registrations in the Company’s share register received from May 17, 2012 through May 23, 2012 will be processed and considered only with effect from May 24, 2012. Those who acquire shares and whose re-registration requests are received by the Company after the closing date of the notification period (May 16, 2012, 12:00 p.m. (midnight) CEST), may not exercise any rights arising from these shares by virtue of their own right in connection with the Annual General Meeting (participation, voting right etc.). In such cases, participation and voting rights remain with the shareholder registered in the share register until re-registration of the shares takes place.

Procedure for proxy voting

Shareholders registered in the share register also have the option of voting by proxy, for example by a bank or a shareholders’ association. Timely notification of intention to attend the Annual General Meeting is required also in this case, either by the shareholder or a proxy.

If a shareholder authorizes more than one proxy, the Company may reject one or more of those proxies.

Proxies

If neither a bank nor a shareholders’ association nor another individual or association of individuals deemed equivalent to banks according to Art. 53 SE-VO in connection with Sec. 135 Para. 8 or 10 AktG is authorized as a proxy, the proxy authorization has to be granted in text form. The same applies to the proof of the granting of the proxy authorization vis-à-vis the Company and a potential revocation of such proxy authorization.

Proxy authorization and proof thereof can be effected by using the reply form enclosed with the letter of invitation to the shareholders or in any other proper form.

The granting and the revocation of a proxy authorization may be declared both vis-à-vis the Company and vis-à-vis the authorized person.

For the granting and the revocation of a proxy authorization by means of declaration vis-à-vis the Company as well as the conveyance of the proof of a proxy authorization declared vis-à-vis the authorized person and its revocation respectively, the following address can be used, to which also an electronic delivery by means of e-mail may take place.

Elster Group SE
c/o Haubrok Corporate Events GmbH
Landshuter Allee 10
80637 Munich
Germany
Telefax: +49 (0)89 / 210 27 288
E-Mail: anmeldung@haubrok-ce.de

The proof of a proxy granted may also be provided by producing the proxy authorization on the day of the Annual General Meeting at the entrance desk. In the event the proxy is declared vis-à-vis the Company no further proof is required.

Statutory provisions, in particular Art. 53 SE-VO in connection with Sec. 135 AktG, apply to the granting of proxy authorizations to banks, shareholders’ associations or other individuals or associations of individuals deemed equivalent to banks according to Art. 53 SE-VO in connection with Sec. 135 Para. 8 or 10 AktG as well as to the revocation of and the proof of the granting or the revocation of such proxy authorizations. Please also observe any relevant regulations provided insofar by banks, shareholders’ associations or other individuals or associations of individuals deemed equivalent to banks according to Art. 53 SE-VO in connection with Sec. 135 Para. 8 or 10 AktG.

If a bank is listed in the share register, it can exercise the voting rights for shares that it does not own only if it is authorized to do so by the actual beneficial owner of the shares.

Information regarding the procedures for proxy voting is also provided on the attendance notification materials mailed to shareholders together with the Notice of Annual General Meeting.

Shareholder Rights – Questions, motions, election proposals, requests for information

Requests for additions to the agenda pursuant to Art. 56 Sent. 2 and 3 SE-VO in connection with Sec. 50 Para. 2 SEAG in connection with Sec. 122 Para. 2 AktG

Shareholders representing in the aggregate at least five percent of the Company’s share capital (corresponding to 1,411,003 ordinary shares) or holding shares with an aggregate nominal value of at least EUR 500,000 (corresponding to 500,000 ordinary shares) may request the addition of one or more items to the agenda of any Annual General Meeting and their announcement. Each new item must be accompanied by a reason or a proposed resolution, unless an election proposal is concerned. Such requests are to be addressed in writing to the Administrative Board of Elster Group SE and must be received by the Company at least 30 days before the Annual General Meeting, i.e., at the latest by 12:00 p.m. (midnight) CEST on April 22, 2012. Please send such requests to the following address:

Elster Group SE
- Administrative Board -
Frankenstr. 362
45133 Essen
Germany

Additions to the agenda that are to be announced, if not already announced when the Annual General Meeting was convened, are published without undue delay after the corresponding request is received in the electronic version of the Federal Gazette (Bundesanzeiger) and submitted to those media for publication which may be presumed to distribute the information throughout the European Union. They are also published on the internet at http://investors.elster.com and are communicated to shareholders entered in the share register.

Countermotions and election proposals, Artt. 53, 54 Para. 2 SE-VO in connection with Sections 126 Para. 1, 127 AktG

Moreover, shareholders of the Company can submit countermotions to proposals of the Administrative Board concerning certain agenda items and can submit election proposals. Countermotions must be accompanied by a reason. Election proposals do not require a reason. Countermotions, election proposals and other inquiries from shareholders regarding the Annual General Meeting are to be sent solely to one of the following addresses of the Company:

Elster Group SE
c/o Haubrok Corporate Events GmbH
Landshuter Allee 10
80637 Munich
Germany

By email to: gegenantraege@haubrok-ce.de

Any countermotions and/or election proposals that are otherwise addressed need not be made accessible.

A countermotion and its supporting information need not be made available if:

1.	the Administrative Board would by reason of such availability become criminally liable;

2.	the countermotion would result in a resolution of the shareholders’ meeting that would be illegal or would violate the articles of association;

3.	the supporting information contains statements which are manifestly false or misleading in material respects or which are libelous;

4.	a countermotion of such shareholder based on the same facts has already been made available with respect to a shareholders’ meeting of the company pursuant to Section 125 German Stock Corporation Act;

5.	the same countermotion of such shareholder based on essentially identical supporting information has already been made available pursuant to Section 125 German Stock Corporation Act to at least two shareholders’ meetings of the company within the past five years and at such shareholders’ meetings less than one-twentieth of the capital stock represented has voted in favor of such countermotion;

6.	the shareholder indicates that he/she will neither attend nor be represented at the shareholders’ meeting; or

7.	within the past two years at two shareholders’ meetings the shareholder has failed to make a countermotion he/she has submitted or failed to cause said countermotion to be made.

The same principles apply where proposals for election are to be made available. Furthermore, the Administrative Board needs not make available proposals for the election of members of the Administrative Board if these do not contain the name, practiced profession and place of residence of the proposed candidates (cf. Sec. 127 Sent. 3 in connection with Sec. 124 Para. 3 Sent. 4 AktG) or if no information on the candidates’ memberships in other statutory supervisory boards (cf. Sec. 127 Sent. 3 in connection with Sec. 125 Para. 1 Sent. 5 AktG) is provided. Information on their memberships in comparable German and foreign supervisory bodies of business enterprises should be attached (Sec. 125 Para. 3 Sent. 5 AktG).

The supporting information need not to be made available if it exceeds a total of 5,000 characters.

We will publish countermotions and election proposals from shareholders that are to be made accessible, including the shareholders’ names and reasons that are to be made accessible, which had been received under one of the above-mentioned addresses at least 14 days before the Annual General Meeting, i.e., by 12:00 p.m. (midnight) CEST on May 8, 2012, on the Company’s webpage under http://investors.elster.com. Any statements of position by the Management will also be published at the same internet address.

The Administrative Board reserves the right to summarize countermotions and their supporting information, if several shareholders submit countermotions regarding the same agenda items.

Apart from the above, countermotions which are received before the Annual General Meeting, are only effectively made if they are newly submitted during the Annual General Meeting. This does not affect the right of every shareholder to propose countermotions regarding different items on the agenda, even without communicating countermotions prior to the deadlines.

Right of information pursuant to Art. 53 SE-VO in connection with Sec. 131 Para. 1 AktG

Upon request, under Sec. 131 Para. 1 AktG at the Annual General Meeting each shareholder is to be given information by the Administrative Board concerning the affairs of the Company and the legal and business relations of the Company with its subsidiaries, as well as the situation of the Group and of the companies included in the consolidated financial statements, provided that such information is necessary to be able to make a proper appraisal of subject matter of the agenda.

Pursuant to Sec. 131 Para. 3 AktG, the Administrative Board may refuse to provide information

1.	insofar as according to reasonable business judgment the providing of such information is likely to cause not inconsiderable damage to the Company or an affiliated enterprise;

2.	insofar as it pertains to tax valuations or the amount of individual taxes;

3.	concerning the difference between the value at which items are shown in the annual balance sheet and a higher value of such items, unless the general meeting formally approves the annual financial statements;

4.	concerning the accounting and evaluation methods, provided that the details given in the notes concerning such methods are sufficient to give an accurate portrayal of the situation regarding the assets, finances and profits of the Company within the meaning of Sec. 264, Para. 2 of the Commercial Code (Handelsgesetzbuch – HGB); this shall not apply if the general meeting formally approves the annual financial statements;

5.	insofar as the Administrative Board would make itself liable to prosecution by giving such information;

6.	insofar as the information is continuously accessible on the website of the Company from the seventh day prior to the general meeting through and during the general meeting.

If a shareholder has been given information outside of the general meeting as a result of him being a shareholder, such information shall be given to any other shareholder in the general meeting upon request, even if such information is not necessary for a proper assessment of the item on the agenda. Under these circumstances, the Administrative Board may not refuse to give the information pursuant to Sec. 131 Para. 3 No. 1 through 4 AktG (Sec. 131 Para. 4 Sent. 1 and 2 AktG).

If a shareholder is denied the provision of information, such shareholder may request in accordance with Sec. 131 Para. 5 AktG that his question and the reason given for the refusal of the information be recorded in the minutes of the proceedings.

Pursuant to Sec. 19.3 of the Articles of Associations, the Chairman of the Annual General Meeting may determine the time scale for the Annual General Meeting as well as the time available for the general debate regarding the agenda items and specific questions or speeches.

Information and documentation for the Annual General Meeting

Information and documentation pursuant to Art. 54 Para. 2 SE-VO in connection with Sec. 124a of the German Stock Corporation Act is available on the internet at http://investors.elster.com. All information that is required to be made accessible to the Annual General Meeting by law is available for inspection by the shareholders during the Annual General Meeting.

The agenda for the Annual General Meeting on May 23, 2012 and the information on notification of intention to attend the Annual General Meeting and authorization of proxies will be sent by the Company to the shareholders entered in the Company’s share register.

Further information about the Annual General Meeting and, later, after the Annual General Meeting will have been closed, the voting results can also be accessed on the internet at http://investors.elster.com.

The invitation to the Annual General Meeting is published in the electronic version of the Federal Gazette (Bundesanzeiger) of April 11, 2012.

Essen, April 2012

Elster Group SE

The Administrative Board

This version of the Notice of the Annual General Meeting, prepared for the convenience of English-speaking readers, is a convenience translation of the German original. The German text shall prevail.